Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Refactor Games Inc.
3025 Airport Ave, D
Santa Monica, CA 90045
https://www.refactorgames.com/

Up to $1,234,998.36 in Class B Common Stock at $1.08
Minimum Target Amount: $9,999.72

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Refactor Games Inc.
Address: 3025 Airport Ave, D, Santa Monica, CA 90045
State of Incorporation: DE
Date Incorporated: March 02, 2021

Terms:

Equity

Offering Minimum: $9,999.72 | 9,259 shares of Class B Common Stock
Offering Maximum: $1,234,998.36 | 1,143,517 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.08
Minimum Investment Amount (per investor): $249.48

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Time Based:</u>

Friends and Family Early Bird Bonus

Invest within the first 72 hours and receive 25% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 20% bonus shares.

Early Bird Bonus

Invest within the two weeks and receive 10% bonus shares.

<u>Amount Based:</u>

$500+ | Pre-Release Game Access & Share Bonus

Invest $500 or more and receive 3 keys to our pre-release or Early Access games on a platform of your choice ($60 value) + 5% Bonus Shares.

$750+ | Exclusive Swag, Soundtracks & Bonus Shares

Invest $750 or more and receive an exclusive Refactor Games t-shirt, mouse pad and digital copies of our game soundtracks ($75 value) + 5% Bonus Shares.

$1,000+ | Private Discord Access & Share Bonus

Invest $1,000 or more and receive access to our private company Discord server and + 5% Bonus Shares.

$1,500+ | Get In The Game! - Football Simulator

Invest $1,500 or more and we'll put YOU in our game Football Simulator as a player! Pick your team, city, position and more!

$2,500+ | Get In The Game! - Journeyman

Invest $2,500 or more and we'll put YOU in our game Journeyman as a Non-Player Character who players can talk to and interact with! You get to write your own backstory.

$5,000+ | Super Business Investor

Invest $5,000 or more and receive free advertising in Football Simulator for a business or social media account of your choice during the entire Early Access period and then 3 months after full game launch on Steam, Xbox and PlayStation.

$7.500+ | Ultra Business Investor

Invest $7,500 or more and receive free advertising in Football Simulator for a business or social media account of your choice during the entire Early Access period and then 6 months after launch on Steam, Xbox and PlayStation.

$10,000+ | Master Business Investor

Invest $10,000 or more and receive free advertising in Football Simulator for a business or social media account of your choice during the entire Early Access period and then 1 year after launch on Steam, Xbox and PlayStation.

$25,000+ | Star In The Game! - Battleground Mars & Lunch With The Team

Invest $25,000 and we'll fly you out to Los Angeles to star in Battleground Mars! We'll model you in 3D, capture your voice and motion and put you in the game as an NPC and in cutscenes. You'll also have lunch with the development team.

<u>List Based:</u>

Loyalty Bonus

Investors on the Loyalty List (to be emailed) receive 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Refactor Games, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.08 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $108. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Company Overview

Refactor Games is a video game studio and technology company in the interactive entertainment industry. We believe we build cutting edge interactive technology which allows us to make innovative new video games as well as other real-time 3D rendered interactive software and tools.

One of our technologies, the Sports Physics Engine, allows us to fully physically simulate any kind of team based sports match with real-time physics, allowing for emergent, unpredictable gameplay where every play is different.

Business Model

We develop and sell video games in strategic sectors based on our technology. In June we shipped Football Simulator, our first title to leverage the Sports Physics Engine. As of today, Football Simulater is offered on Steam Early Access for PC gamers. Over the next 12-24 months, we plan to develop the Simulator further and expand it to multiple platforms including Xbox Series X, PlayStation 5, Nintendo Switch, as well as VR platforms Pico VR, Meta Quest, and PlayStation VR, and mobile platforms iOS and Android.

We think we can repeat this cross-platform model with all of our titles.

Refactor Games, LLC is a California LLC that was formed on December 17, 2018. Refactor Games, Inc., a Delaware C-Corp, was formed on March 2, 2021. Refactor Games, LLC was assigned to Refactor Games, Inc. and is a subsidiary of Refactor Games, Inc.

Competitors and Industry

Competitors

We develop new technology which allows us to inexpensively create products that compete with large expensive products from large companies.

We believe that the Sports Physics Engine™ allows us to compete with EA Games and 2K Games. A sports game typically has thousands of animations. We have no full-time animator, but by using real-time physics simulation, we create emergent new animations that fill in the gaps and create a gameplay experience in Football Simulator that many say is superior to Madden Football by EA Games.

Source for animation quantity: Madden 23 has 3,500 new animations: https://www.operationsports.com/madden-nfl-23-gameplay-trailer-full-details-on-the-new-fieldsense-gameplay-system/

We believe that our Shooter Engine, which allows us to build large multiplayer open-world shooters complete with a variety of weapons and vehicles, allows us to compete with Bungie and 343 Games. And our Fantasy Combat Engine allows us to compete with Bandai Namco and Blizzard to name a few.

This technology also allows us to work with these companies as a co-developer. After seeing Football Simulator in PC Gamer, an executive from 2K Games reached out to us to see if we can help them develop a new title.

Industry

The global video game market is expected to grow from $203.12 billion (as of 2020) to $545.98 billion in 2028. Each game we develop targets a slice of that market that is at least $1 billion in total yearly revenue. Football Simulator targets the football game market, Battleground Mars targets the online shooter market and Journeyman targets the fantasy action role playing game (RPG) market.

Our plan is to have one entry in every major market segment that will grow over time, be available on multiple platforms and act as a lightning rod for business development.

Our largest piece of core technology is the Sports Physics Engine™, a revolutionary new technology that creates completely unique gameplay every time you play the game. We call this Emergent Gameplay. This powers all games in the Sports Simulator franchise.

Source for market growth: https://www.globenewswire.com/news-release/2022/01/24/2371836/0/en/Gaming-Market-Size-Moving-Upwards-to-Hit-USD-545-98-Billion-by-2028-Global-Gaming-Industry-Share-Heightening-Vision-in-Games-Sector-Fortune-Business-Insights.html

Current Stage and Roadmap

Current Stage

We have products that a both customer-facing and in-development. Additionally, we have current B2B customers and are working on expanding our B2B base.

One product, Football Simulator, is currently live on Steam Early Access for PC users (open beta release). Our other products are in the working prototype phase (closed beta). We plan to eventually launch each of our products via PC, console, mobile, and VR/AR.

Our current B2B customer is Psychedelic Games (signed deal via Bubba Dutch, LLC), and we have recently entered into a development agreement with Goode Enterprise Solutions. We are also working to finalize an agreement with Timelapse Project, LLC.

Future Roadmap

We believe that the company is on its way towards growth.

We plan to use this money to expand our business development and technology teams. Our core audience is clamoring for other games using the Sports Physics Engine including Basketball, Hockey, Baseball and Soccer simulators. We need more senior engineering talent to support the projects.

We also plan to hire a VP of Business Development to negotiate and new sign business deals with companies looking to develop games and content. This person will also spearhead our distribution onto new platforms like Microsoft Xbox Series X, Sony PlayStation 5, Nintendo Switch, Meta Quest, Pico Neo, and more.

The Team

Officers and Directors

Name: Nathan Aaron Burba

Nathan Aaron Burba's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Co-Founder, President, Secretary, Treasurer
  Dates of Service: January, 2022 - Present
  Responsibilities: I am the Co-Founder, CEO and Lead Engineer. I run the management team as well as the technical team and I am the largest shareholder. I receive $120k in annual compensation.

Other business experience in the past three years:

- **Employer:** Survios
  Title: Co-Founder and President

Dates of Service: May, 2013 - September, 2020
Responsibilities: Co-founded and scaled the company from 4 to 125+ employees. Raised $54M in venture funding. Recruited a talented team of developers, managers and executives. Built a world class company culture. Executive Producer on hit titles Raw Data, Sprint Vector and Creed: Rise To Glory. Creative Director and Project Lead on revolutionary music title Electronauts.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Common Stock purchased through this crowdfunding campaign is subject

to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the video game industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Common Stock in the amount of up to $1,235,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms

of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Class B Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, creating video games. Our revenues are therefore dependent upon the market for gaming.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their

performance.

Our IP agreements could not be finalized. Possibility that we don't pass TRCs on consoles/platforms. Consoles/platforms may reject our application to publish a game. Some games might be too difficult to optimize onto mobile platforms.
There is the possibility that all of our IP or individual game financing deals fall through. Games on consoles (non PC or mobile) require TRCs (Technical Requirements Checklist) which are very stringent. If our game fails to load, maintain good framerate or one of 100 or more technical requirements, it will not be released on that platform until those are fixed. A console or platform can unilaterally reject our game for no good reason. Some games we develop may be too complex or developed in a way that stops us from porting to specific platforms depending on their requirements.

Single company operator
CEO currently wears many hats. For example, our CEO is the Lead Engineer on Football Simulator, in addition to serving as CEO and the head of Operations, Production, and Finance. The development of the Football Simulator would be difficult to complete without the CEO. The CEO believes that if they are not able to perform at a high level, the Company will not function correctly. This can be solved by hiring another executive who could manage the company in tandem with the CEO, but the timeline of this hiring has not been finalized. As such, the CEO could continue to perform numerous different tasks within the company for an indefinite amount of time, which could affect the Company's operations in the future.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Nathan Aaron Burba	8,100,000	Class A Common Stock	100.0%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, SAFE - Friends & Family Financing (2/26/2022), SAFE - Legal Work - Blue Heron Ventures (1/6/2022), and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,143,517 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 8,100,000 with a total of 8,100,000 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 5,150,000 with a total of 1,150,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

SAFE - Friends & Family Financing (2/26/2022)

The security will convert into Preferred stock and the terms of the SAFE - Friends & Family Financing (2/26/2022) are outlined below:

Amount outstanding: $250,000.00
Maturity Date: April 01, 2023
Interest Rate: 5.0%
Discount Rate: 20.0%

Valuation Cap: $5,000,000.00
Conversion Trigger: Equity financing, liquidity event, or dissolution event.

Material Rights

1. Events

(a) **Equity Financing.** If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Standard Preferred Stock (if the Post-Money Valuation Cap is used) or Safe Preferred Stock (if the Discount Rate is used) equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event.** If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event.** If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority.** In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock. The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination.** This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of:

(i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or

(ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

SAFE - Legal Work - Blue Heron Ventures (1/6/2022)

The security will convert into Preferred stock and the terms of the SAFE - Legal Work - Blue Heron Ventures (1/6/2022) are outlined below:

Amount outstanding: $50,000.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event, Dissolution Event, Automatic Termination

Material Rights

__Equity Financing__. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Conversion Price.

__Liquidity Event.__ If there is a Liquidity Event (Change of Control, a Direct Listing or an Initial Public Offering) before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's security holders, or under any applicable laws.

__Dissolution Event.__ If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

__Termination.__ This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

Preferred Stock

The amount of security authorized is 500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Class B Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A and Class B
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: Operations
  Date: March 02, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: Legal Work
  Date: January 06, 2022
  Offering exemption relied upon: Regulation D - Accredited Investor

- **Type of security sold:** SAFE
  Final amount sold: $112,500.00
  Use of proceeds: Product development / R&D / Operations / Equipment costs
  Date: January 24, 2022
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $87,500.00
  Use of proceeds: Product development / R&D / Operations / Equipment costs
  Date: January 24, 2022
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $25,000.00
  Use of proceeds: Product development / R&D / Operations / Equipment costs
  Date: January 24, 2022
  Offering exemption relied upon: 506(b)

- **Type of security sold:** SAFE
  Final amount sold: $25,000.00
  Use of proceeds: Product development / R&D / Operations / Equipment costs
  Date: January 24, 2022
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We can operate the company for another 3 months without revenue.

Foreseeable major expenses based on projections:

The major expenses of the company are salary and rent.

Future operational challenges:

The cost of labor for video game development is going up. We work in person, which allows us to produce higher quality products than our competitors, but the cost of labor per person is higher.

Future challenges related to capital resources:

While we are not tied to NFTs, we believe that the video game industry's past association with NFTs has an impact on video game investment in general.

The NFT video game market was hot in 2021 and early 2022, but has now cooled. There has been a backlash in gamer circles regarding NFTs, which we have observed are widely thought of as frivolous and akin to a Ponzi scheme.

In our experience, we have observed that many gamers have been wary of microtransactions to begin with, let alone microtransactions that use uncommon currencies. Steam, our most important first platform, has banned NFTs outright, as they cut into Steam's revenue. Other platforms are still figuring out where they stand regarding NFTs.

Additionally, while NFT games appear to still possess a large investment segment, investment in NFT games has shrunk. For example, our first client, which made up about half of our first year's revenue, had us develop an NFT game. To be clear, we have clients who pay us in USD to develop their NFT games or platforms. We hold no NFT assets as a corporation.

As such, we believe that the general attitude towards NFT-related games can affect our bottom line.

Future milestones and events:

We believe that the full launch of our titles including Football Simulator, Journeyman and Battleground Mars will have significant impact as well as the results of ongoing negotiations for large development deals with clients.

"Full Launch" typically happens 18-30 months after Early Access Launch. "Full Launch" means bug free, feature complete and, for us, online multiplayers having the game available on multiple platforms. Typically press like GameSpot, IGN and others do not report on Early Access games until Full Launch. Most gamers don't look at games until Full Launch either. You won't see Early Access games available at big box stores like Target. Etc.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2023, the Company has capital resources available in the form of a line of credit for $10,000 from Silicon Valley Bank, a shareholder loan in the amount of $50,000 from Nathan Burba, and $34,530.43 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

These funds are required to support the expansion of our business development and technology teams.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 97% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. Without the funds from this campaign, we believe that the Company cannot expand and achieve its higher goals. However, the company has revenue and can operate in a limited capacity without the funds. Further, we believe that the Company can still operate and have long-term success if it raises the minimum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $30,000 for expenses related to team salary.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years. This is based on a current monthly burn rate of $30,000, and anticipates an increase in expenses related to software devlopment.

Assuming the Company raises more than $50,000, we anticipate that our monthly burn rate will increase.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including venture capital and SAFE notes, which would be $500,000 to $1,500,000 additional capital.

Indebtedness

- **Creditor:** Nathan Burba
  Amount Owed: $144,600.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 2029
  Founder's loan does not have a maturity date.

- **Creditor:** DKC News (PR Firm)
  Amount Owed: $12,500.00
  Interest Rate: 0.0%
  Maturity Date: December 31, 2023

Related Party Transactions

- **Name of Entity:** Nathan Burba
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Loan
  Material Terms: During the past period, the company borrowed money from the owner, Nathan Burba. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022, and December 31, 2021, the outstanding balance of the loan was $144,600 and 12,600, respectively.

Valuation

Pre-Money Valuation: $9,990,000.00

Valuation Details:

We have set the valuation of Refactor Games at $9.9M pre-money. We have taken the following factors into account when formulating our valuation- 1) Team Experience,

2) Comparable Competitors, 3) Current Success and Future Projections.

To date we have raised $300,000 in SAFE notes, the last of which was $50,000 at a valuation cap of $10,000,000.

Team Experience

We have an experienced advisory team with a past success track record including Henry Pi, the first employee at VC-backed Ordermark, and Dan Offner, the General Counsel of VC-backed Oculus when it exited to Facebook.

Additionally, our CEO Nathan Burba served as Founder & CEO of VC-backed Survios, and scaled the company to over 100 employees and $10M in yearly revenue. During Nathan's tenure as CEO of Survios, he also increased company equity value via raising $4.2M at a $11.8M pre-money valuation for Series A, $18M at a $70M pre-money valuation for Series B, and $30M at a $250M pre-money valuation for Series C.

Comparable Competitors

According to Y Combinator, a typical venture capital round involves 20% dilution.

Source: https://www.ycombinator.com/library/4A-a-guide-to-seed-fundraising

1. Survios is a comparable independent video game company. When Survios raised $275,000 in SAFE notes, it had 6 employees and early revenue. Similarly, we have raised $300,000, have 7 employees, and early revenue in the video game sector. At this time Survios was valued at $11M by Rob Coneybeer of Shasta Ventures ($13.79M in today's dollars). At the time, it was on the verge of releasing its first title, Raw Data, into Early Access on Steam, similarly to how we recently released Football Simulator into Early Access on Steam.

2. Radiant Entertainment is another comparable company. They develop action video games for PC/Xbox, like Rising Thunder. Refactor Games also develops action video games for PC/Xbox, currently with our Football Simulator. At a earlier size/growth stage compared to Refactor (pre-revenue), Radiant Entertainment raised $4.5M. Assuming 20% dilution, we calculate that Radiant had a pre-money valuation of $18M when it was at a similar growth stage to where Refactor Games is currently.

3. Million on Mars is another comparable company. At a similar size/growth stage as Refactor, it raised $3.5M for Web3 PC games. Assuming 20% dilution, we calculate that Million on Mars had a pre-money valuation of $14M when it was at a similar growth stage to where Refactor Games is currently. Additionally, similar to Million on Mars, we develop Web3 PC games with Ethereal Engine.

4. Azra Games is another comparable company. At a similar size/growth stage as Refactor, it raised $15M for creating NFT games in 2022. Our part-time GC is also the GC of Azra Games. Assuming 20% dilution, we calculate that Azra Games had a pre-money valuation of $6M last year. Similar to Azra Games, we also develop NFT games via our relationship with Bubba Dutch.

Current Success & Future Projections

Since June 2022, we have generated over $130K in revenue from Football Simulator on Steam Early Access. We are projecting to yield a minimum revenue of $200K per year with growth potential.

We believe the market size for American football video games on Xbox is at least 3X the size on Steam/PC. Additionally, we believe that game sales can be estimated by review numbers. Madden NFL 23 on the Xbox website has a total of roughly 10K reviews as of March 9, 2023. On Steam, the game has over 3,200 reviews as of March 9, 2023.

Sources:

1. *https://www.xbox.com/en-us/games/store/madden-nfl-23-all-madden-edition-xbox-one-xbox-series-x-s/9nk8q895rd01*

2. *https://www.xbox.com/en-US/games/store/madden-nfl-23-xbox-series-xs/9MZKW7QMXQRV/0010*

3. *https://www.xbox.com/en-US/games/store/madden-nfl-23-xbox-one/9P0NV2LSS99C/0010*

4. *https://store.steampowered.com/app/1760250/Madden_NFL_23/*

Additionally, in our opinion, games on Steam can receive 2X more sales once they leave Early Access. This can be see with SkaterXL jumping from roughly 20,000 followers to over 40,000 followers after its full launch.

Source: *https://steamdb.info/app/962730/charts/*

As such, we believe our Football Simulator title can sell $200K x 6 = $1.2M a year in revenue on Xbox. At a 88% margin, that's $1.056M EBITDA for this product on this platform (Xbox) in one year alone.

Source: *https://www.theverge.com/2021/5/2/22415712/microsoft-xbox-store-cut-epic-games-court-documents*

We are 3-4 months away from shipping on Xbox. This means the product is currently planned to be available online for download Early Access on Xbox in 3-4 months. Other platforms we plan to launch on include Pico VR (currently in discussion), Snapdragon Spaces (currently in discussion), Sony PlayStation, Nintendo Switch, and other PC platforms such as Epic Games.

Additionally, video content featuring our products has garnered significant attention. Videos featured on our YouTube channel (including both uploaded and re-posted content) have received a total of over 1 million views. Additionally, TikTok videos featuring our products on one user (@blakehii) alone's account have received over 2 million views. According to Influencer Marketing Hub, it costs $2,000 on average to reach 100,000 customers. As such, we have calculated that our viral views are worth

$40,000. We are projecting that this will yield a minimum of $75,000 of free advertising per year (if not more) per title, which is extremely valuable.

Sources:

1. *https://foundr.com/articles/marketing/youtube-ads-cost-breakdown*

2. *https://influencermarketinghub.com/how-much-do-youtube-ads-cost*

3. *https://www.youtube.com/@refactorgames7810*

4. *https://www.tiktok.com/@blakehii*

We plan to repeat this formula for success with future titles for all major sports including basketball, hockey, baseball, soccer, and more. The fundamental technology used is the Sports Physics Engine, which was developed over 3 years with an estimated engineering cost of about $500,000.

We have also signed distribution deals with industry leaders Microsoft and Nvidia. We are currently negotiating large co-development deals with Pico, 2K Games, and others based on our Sports Physics Engine technology.

Together, these factors (team experience, comparable competitors, current success, and our future projections), have lead us to a $9.9M pre-money valuation.

Disclaimer

The Company has set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock has been allocated or converted at this time; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are not exercised; and (iii) any shares reserved for issuance under a stock plan (Class B Common Stock) are not issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $300,000 in SAFE notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.72 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,998.36, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  57.5%
  Development of new technology and video games. This includes salary and other costs associated with hiring and managing a team of engineers.

- *Marketing*
  13.5%
  Hiring and managing a digital marketing and social media managing. Buying ads on Google, Facebook, Instagram and other platforms. Paying a PR agency to engage press outlets.

- *Operations*
  14.5%
  Rent, parking and cleaning fees for our office in Santa Monica, CA. Pay for a part-time operations manager. Subscriptions and vendor payments for necessary software products and insurance.

- *Company Employment*
  9.0%
  Management and executive salaries. This includes the CEO and the VP of Business Development in charge of bringing new business into the company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.refactorgames.com/ (http://refactorgames.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/refactor-games

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Refactor Games Inc.

[See attached]

REFACTOR GAMES, INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Unaudited)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Refactor Games, Inc.
Santa Monica, California

We have reviewed the accompanying consolidated financial statements of Refactor Games, Inc. (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2022 and December 31, 2021, and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2022 and December 31, 2021, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

January 13, 2023
Los Angeles, California

REFACTOR GAMES INC.

CONSOLIDATED BALANCE SHEET

(UNAUDITED)

As of December 31,		**2022**		**2021**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	65,694	$	6,139
Total Current Assets		**65,694**		**6,139**
Property and Equipment, net		560		-
Total Assets	**$**	**66,254**	**$**	**6,139**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Shareholder Loan	$	144,600	$	12,600
Total Current Liabilities		**144,600**		**12,600**
Simple Agreement for Future Equity (SAFEs)		304,688		-
Total Liabilities		**449,288**		**12,600**
STOCKHOLDERS EQUITY				
Class A Common Stock		81		10
Class B Common Stock		12		-
Retained Earnings/(Accumulated Deficit)		(383,126)		(6,471)
Total Stockholders' Equity		**(383,034)**		**(6,461)**
Total Liabilities and Stockholders' Equity	**$**	**66,254**	**$**	**6,139**

See accompanying notes to financial statements.

REFACTOR GAMES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 263,466	$ -
Cost of Goods Sold	-	-
Gross profit	263,466	-
Operating expenses		
General and Administrative	572,934	6,471
Sales and Marketing	12,500	-
Total operating expenses	585,434	6,471
Operating Income/(Loss)	(321,968)	(6,471)
Interest Expense	-	-
Other Loss/(Income)	54,688	-
Income/(Loss) before provision for income taxes	(376,655)	(6,471)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (376,655)**	**$ (6,471)**

See accompanying notes to financial statements.

REFACTOR GAMES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)

(in , $US)	Class A Common Stock Shares	Class A Common Stock Amount	Class B Common Stock Shares	Class B Common Stock Amount	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Inception- March 2, 2021						
Issuance of Stock	**1,000,000**	**$ 10**				**$ 10**
Net income/(loss)					$ (6,471)	(6,471)
Balance—December 31, 2021	1,000,000	10	-	-	$ (6,471)	**$ (6,461)**
Issuance of Restricted Stock	7,100,000	71	1,150,000	12		83
Net income/(loss)					(376,655)	(376,655)
Balance—December 31, 2022	**8,100,000**	**$ 81**	**1,150,000**	**$ 12**	**$ (383,126)**	**$ (383,034)**

See accompanying notes to financial statements.

REFACTOR GAMES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2022**		**2021**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(376,655)	$	(6,471)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Change in fair value of SAFE obligations		54,688		
Depreciation of Property		140		-
Net cash provided/(used) by operating activities		**(321,828)**		**(6,471)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(700)		-
Net cash provided/(used) in investing activities		**(700)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		83		10
Borrowing on Shareholder Loans		132,000		10,000
Borrowing on SAFEs		250,000		-
Net cash provided/(used) by financing activities		**382,083**		**10,010**
Change in Cash		59,555		3,539
Cash—beginning of year		6,139		2,600
Cash—end of year	**$**	**65,694**	**$**	**6,139**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Refactor Games, Inc. was incorporated on March 2, 2021, in the state of Delaware. The consolidated financial statements of Refactor Games, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). On February 17, 2022, the contributor Nathan Burba acquired 100% of the membership percentage interest in Refactor Games LLC, a California limited liability company. Refactor Games, Inc. issued to Nathan Burba 8,100,000 shares of the Corporation's Class A Common Stock in exchange for the contribution of Contributor's 100% Membership Percentage Interest in the LLC. The Company's headquarters are located in Santa Monica, California

We make emergent, experimental video games. We list our games on online platforms such as "Steam". People then purchase them.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Business Combination

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company. Business combinations are accounted for using the acquisition method of accounting. The consideration of each acquisition is measured at the aggregate of the fair values of tangible and intangible assets obtained, liabilities and contingent liabilities incurred or assumed, and equity instruments issued by the Company at the date of acquisition. Key assumptions routinely utilized in allocation of purchase price to intangible assets include projected financial information such as revenue projections for companies acquired. As of the acquisition date, goodwill is measured as the excess of consideration given, generally measured at fair value, and the net of the acquisition date fair values of the identifiable assets acquired and the liabilities assumed.

Income Taxes

Refactor Games Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes.

Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its video games on online platforms.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $12,500 and $0, which is included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 13, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2022and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Equipment	$ 700	$ -
Property and Equipment, at Cost	**700**	**-**
Accumulated depreciation	(140)	-
Property and Equipment, Net	**$ 560**	**$ -**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $140 and $0, respectively.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Shares Class A and Class B with par value of $0.00001. As of December 31, 2022, and December 31, 2021, 8,100,000 shares and 1,000,000 shares of Class A have been issued and are outstanding, respectively. As of December 31, 2022, 1,150,000 shares of Class B have been issued and are outstanding.

5. SHAREBASED COMPENSATION

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Inception -March 2, 2021	-	$ -	-
Granted	-		
Vested	-		
Forfeited	-		-
Outstanding at December 31, 2021	-	$ 0.00	-
Granted	1,150,000	$ 0.00	
Vested	-	$ -	
Forfeited	-	$ -	
Outstanding at December 31, 2022	1,150,000	$ 0.00	9.86

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The total fair value of the restricted stock awards vested during 2022 was $0.

6. DEBT

Owner Loans

During the years presented, the company borrowed money from the owner, Nathan Burba. The details of the loans from the owners are as follows:

				For the Year Ended December 2022			For the Year Ended December 2021		
Owner	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Nathan Burba	$ 144,600	0.00%	No set maturity	$ 144,600		$ 144,600	$ 12,600		$ 12,600
Total	$ 144,600			$ 144,600	$ -	$ 144,600	$ 12,600	$ -	$ 12,600

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

					As of Year Ended December 31,	
SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount Rate	2022	2021
Safe I-IV	$ 250,000	Fiscal Year 2022	$ 5,000,000	80%	$ 304,688	
Total SAFE(s)	**$ 250,000**				**$ 304,688**	**$ -**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of Standard Preferred Stock (if the Post-Money Valuation Cap is used) or SAFE Preferred Stock (if the Discount Rate is used) equal to the Purchase Amount divided by the Safe Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. Since the SAFEs are potentially settle able in cash, the Company has decided to classify them as a liability.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,		**2022**		**2021**
Net Operating Loss	$	(112,394)	$	(1,931)
Valuation Allowance		112,394		1,931
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		**2022**		**2021**
Net Operating Loss	$	(114,325)	$	(1,931)
Valuation Allowance		114,325		1,931
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $80,457, and the Company had state net operating loss ("NOL") carryforwards of approximately $33,868. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

During the past period, the company borrowed money from the owner, Nathan Burba. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2022, and December 31, 2021, the outstanding balance of the loan was $144,600 and 12,600, respectively.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

On December 1, 2021, the Company entered into a sublease agreement with Globe Promotions LLC to rent premises located in Santa Monica, California. The base rent is $6,500. The term of this sublease shall be month-to-month commencing on January 1, 2022. Rent expenses were in the amount of $69,065 and $0 as of December 31, 2022, and December 31, 2021, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through January 13, 2023, which is the date the consolidated financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

11. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating income of $321,968, an operating cash flow loss of $321,828, and liquid assets in cash of $65,694, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Refactor Games is not live or open to the public at this moment.

INVEST IN REFACTOR GAMES TODAY!

Independent Emergent Video Games

Refactor Games is a video game studio and technology company building innovative new video games. Our first game has already earned us over 5,000 customers and key ...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


REFACTOR
High-quality independent video games with cutting-edge, real-time interactive software and tools.

$0 Raised

REASONS TO INVEST

- Our Sports Physics Engine technology uses physics simulation to deliver incredibly dynamic, emergent gameplay for a highly realistic and variable user experience. *The launch of 2 products in our pipeline is an anticipated event that has not happened at this time. This is not a guarantee of future performance.

- We have already established a disruptive foothold in the $203 billion global video game market with our first game, Football Simulator, and we have two major new games coming up in our pipeline.*

- After 5,000+ customers bought our first game on Steam, we signed agreements with Nvidia, Bubba Dutch, and Microsoft (to bring our games to Xbox), and have been in communication with companies including Reliance Jio, Otherside, 2K Games, and Bytedance.

Invest Now
$1.08 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$249.48	$9.99M

*Information from GoodGame Locators (Source)

*The launch of two products in our pipeline is an anticipated event that has not happened at this time. This is not a guarantee of future performance.

THE PITCH

At Refactor Games, we create high-quality independent video games with cutting-edge, real-time interactive software and tools. Our co-founder Nathan Burba has a track record of major success in VR gaming with his previous company Survios, and now he brings his technical expertise and robust network to the traditional video game market. The success of our first game has enabled us to work with major industry players, and we believe that we are now ready to grow.

OVERVIEW

Building Independent Games with Realistic Graphics and Innovative Gameplay


Building moddable, high-quality independent games using our Emergent Gameplay technology

**Image is a computer-generated demo version. Product is still currently under development and not currently available to the public.*

We specialize in moddable, high-quality independent versions of mainstream games built using our Emergent Gameplay technology. As our games gain popularity, they generate buzz, which we then use to sign development, distribution, and licensing deals with multiple major players in the multi-billion dollar video game industry. We then generate robust revenue across multiple platforms while building a strong community of people who love our products.

Our CEO Nathan Burba has an incredible track record of producing high-quality video games.

THE PROBLEM & OUR SOLUTION

Harnessing Simulated Physics for Emergent Gameplay


Recycled formulas using canned animations lead to a stale experience for users

Many popular games that are currently on the market work by recycling the same formulas using canned animations, which can lead to a stale experience for users and limits their choice and agency during gameplay.


Introducing our Sports Physics Engine
Creating a completely unique experience every time you play the game

**Images are computer-generated demo versions. Product is still currently under development and not currently available to the public.*

We believe that our **Sports Physics Engine** is a revolutionary core technology that creates a completely unique experience every time you play the game. Rather than hiring animators to pre-program outcomes, our Emergent Gameplay uses real physics simulations to dynamically generate scenarios, opening up what we believe is unprecedented freedom and possibility during gameplay. Our games are also moddable, allowing users to create additional unique experiences while building thriving communities.


SPORTS
PHYSICS ENGINE
Every play, punch, and kick is different
Emergent physics gameplay for multiple sports

**Images are computer-generated demo versions. Product is still currently under development and not currently available to the public.*


We deliver our customers an improved gaming experience
"It's really fun and funny. Addicting even"
- JeromeNtheHouse
"Played about 3.5 hours last night."
- Locksteady40
"This game GONNA BE HYPE AF"
- Grimsd24

**The above graphic contains images of our open beta product, which is currently not available for general use.*

**The above testimonials may not be representative of the opinions of others or the experiences of other customers and is not a guarantee of future performance or success.*


Football Sim Steam Early Access
June 8, 2022
StartEngine Campaign
March 2023
Journeyman Steam Early Access
(ANTICIPATED)
March 2023
Journeyman GeForce Now Launch
(ANTICIPATED)
April 2023
Football Sim Xbox Early Access
(ANTICIPATED)
May 2023
Battleground Mars Steam Early Access
(ANTICIPATED)
August 2023
Journeyman Xbox Early Access
(ANTICIPATED)
October 2023
Football Sim VR Early Access
(ANTICIPATED)
November 2023
Football Sim Full Launch
(ANTICIPATED)
February 2024
Battleground Mars Xbox Early Access
(ANTICIPATED)
March 2023
Football Sim VR Full Launch
(ANTICIPATED)
April 2023
Journeyman Full Launch
May 2023


(ANTICIPATED)

**The above graphic lists anticipated future events that are currently a part of the Company's forward-looking plan. This is not a guarantee of the launch, performance, or success of any of these future events.*

THE MARKET & OUR TRACTION

Serving a Major Niche in a Massive Industry


$545.98 billion
Expected global video game market by 2028

Source

**Image is a computer-generated demo version. Product is still currently under development and not currently available to the public.*

The global video game market was valued at $203.12 billion in 2020, and is expected to grow to $545.98 billion by 2028 (Source). With each game that we develop, we aim to target a market that yields at least $1 billion in yearly revenue. Our first game, Football Simulator, targets the sports game market, and our upcoming games Battleground Mars and Journeyman, respectively, target the online shooter and fantasy action RPG markets.


7,500
Purchases
10,000
Wishlists
Feature in
PC Gamer

**The above graphic contains images of our open beta product, which is currently not available for general use.*

Since we released Football Simulator, we have gained over 5,000 early customers and over 9,000 wishlists, and we were featured in PC Gamer. Our partnership with Ethereal Engine, an open source game engine, provides free backend technology and support for all of our games.

Here is some footage from our upcoming games Battleground Mars and Journeyman:


REFACTOR
BATTLEGROUND
MARS

Battleground Mars

**The above graphic contains images that are computer-generated demo versions. The product is still currently under development and is not yet available on the market.*


REFACTOR
JOURNEYMAN

Journeyman

**The above graphic contains images that are computer-generated demo versions. The product is still currently under development and is not yet available on the market.*


Our successful launch earned us key strategic relationships across the gaming industry
USC Games
NVIDIA
XBOX SERIES X
GEFORCE NOW
SURVIOS

WHY INVEST

An Opportunity to Join a Highly Experienced Team


Join us as we bring better graphics and improved play to gamers everywhere

**The above graphic contains images of our open beta product, which is currently not available for general use.*

After the success of Football Simulator, we have been flooded with inbound business requests, and plan to expand our senior engineering talent and business teams to develop more independent games and expand into new market segments. With our founder and CEO's previous success building one of the largest VR gaming company in Los Angeles by raising over $70 million, many key industry relationships in place, and a community of thousands of enthusiastic customers, we are ready for major growth.

ABOUT

HEADQUARTERS
3025 Airport Ave, D
Santa Monica, CA 90045

WEBSITE
View Site

Refactor Games is a video game studio and technology company building innovative new video games. Our first game has already earned us over 5,000 customers and key relationships with Bubba Dutch, Nvidia, Microsoft (Xbox), and more.

TEAM



Nathan Burba
Co-Founder & CEO

Nathan Burba is an entrepreneur in Santa Monica California. Ten years ago he founded Survios, the most prolific VR game company in the world and valued today at half a billion dollars. He is now working on his second startup, Refactor Games, a community driven video game studio and technology company.



Arman Megurditchian
Co-Founder & Art Director

Previously the Art Director at French television studio Cinemoi. Arman is a 3D artist, music producer & pro-level Counter-Strike player.



Christopher Morabito
Journeyman Lead, UI/UX Designer

Hybrid motion graphics artist and editor with 3 years of proficiency in entertainment and 2D/3D animation, including AAA game studio work. Able to rapidly prototype animatics, edited sequences, gameplay systems, tools, real-time effects, and rendered content with a deep empathy for audience experience.



Marty Lange
Associate Engineer

Graduate with a B.S. in computer engineering from California Polytechnic State University, San Luis Obispo. Passionate engineer who is fascinated by the way games are created who looks forward to learning more everyday.



Bezan Lilauwala
Consultant

Passionate, fun loving engineer specializing in data systems.



Nicholas Gathany
Senior Engineer

Senior engineer and project lead for Unreal Engine 5 client projects. Nicholas is a multi-talented engineer, technical artist, animator and music producer.



Ian Michael Jesu Alvarez
Associate Engineer

Gameplay programmer with strong skills in C++ and Unreal Engine with a Bachelor's Degree in Computer Science from California State University, Fullerton (CSUF). I am quick at making prototypes by utilizing blueprints in Unreal Engine then converting it later to a C++ version for better performance and readability.



Daisy Sortibran
3D Environment/Prop Art Intern

Talented 3D Environment Artist skilled in world-building, modeling, and texturing in Substance Painter, Maya, and Unreal Engine 5.



Justin Hale
Investor & Business Development Advisor

Executive with hundreds of video game company relationships, including developers and publishers. Justin is an advisor to some of the top indie development groups in LA.



Henry Pi
Investor & Operations Advisor

Early-stage investor focusing on automation, environmental science, artificial intelligence, and blockchain technology. Hank was the first employee and angel investor at Ordermark which is now a Softbank-backed company.



Dan Offner
Investor & Legal Advisor

O&A is an elite team of attorneys representing some of the biggest companies in technology and interactive entertainment. Dan was the General Counsel of Oculus during their acquisition by Facebook.

TERMS

Refactor Games

Overview

PRICE PER SHARE	VALUATION
$1.08	$9.99M
DEADLINE	AMOUNT RAISED
May 16, 2023	$0

Breakdown

MIN INVESTMENT	OFFERING TYPE
$249.48	Equity
MAX INVESTMENT	ASSET TYPE
$1,234,998.36	SHARES OFFERED
	Class B Common Stock
MIN NUMBER OF SHARES OFFERED	MAX NUMBER OF SHARES OFFERED
9,258	1,143,517

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

Company :	**Refactor Games Inc.**
Corporate Address :	**3025 Airport Ave, D, Santa Monica, CA 90045**
Offering Minimum :	**$9,999.72**
Offering Maximum :	**$1,234,998.36**
Minimum Investment Amount (per investor) :	**$249.48**

Terms

Offering Type :	**Equity**
Security Name :	**Class B Common Stock**
Minimum Number of Shares Offered :	**9,259**
Maximum Number of Shares Offered :	**1,143,517**
Price per Share :	**$1.08**
Pre-Money Valuation :	**$9,990,000.00**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Time Based:

Friends and Family Early Bird Bonus

Invest within the first 72 hours and receive 25% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 20% bonus shares.

Early Bird Bonus

Invest within the two weeks and receive 10% bonus shares.

<u>Amount Based:</u>

$500+ | Pre-Release Game Access & Share Bonus

Invest $500 or more and receive 3 keys to our pre-release or Early Access games on a platform of your choice ($60 value) + 5% Bonus Shares.

$750+ | Exclusive Swag, Soundtracks & Bonus Shares

Invest $750 or more and receive an exclusive Refactor Games t-shirt, mouse pad and digital copies of our game soundtracks ($75 value) + 5% Bonus Shares.

$1,000+ | Private Discord Access & Share Bonus

Invest $1,000 or more and receive access to our private company Discord server and + 5% Bonus Shares.

$1,500+ | Get In The Game! - Football Simulator

Invest $1,500 or more and we'll put YOU in our game Football Simulator as a player! Pick your team, city, position and more!

$2,500+ | Get In The Game! - Journeyman

Invest $2,500 or more and we'll put YOU in our game Journeyman as a Non-Player Character who players can talk to and interact with! You get to write your own backstory.

$5,000+ | Super Business Investor

Invest $5,000 or more and receive free advertising in Football Simulator for a business or social media account of your choice during the entire Early Access period and then 3 months after full game launch on Steam, Xbox and PlayStation.

$7.500+ | Ultra Business Investor

Invest $7,500 or more and receive free advertising in Football Simulator for a business or social media account of your choice during the entire Early Access period and then 6 months after launch on Steam, Xbox and PlayStation.

$10,000+ | Master Business Investor

Invest $10,000 or more and receive free advertising in Football Simulator for a business or social media account of your choice during the entire Early Access period and then 1 year after launch on Steam, Xbox and PlayStation.

$25,000+ | Star In The Game! - Battleground Mars & Lunch With The Team

Invest $25,000 and we'll fly you out to Los Angeles to star in Battleground Mars! We'll model you in 3D, capture your voice and motion and put you in the game as an NPC and in cutscenes. You'll also have lunch with the development team.

<u>List Based:</u>

Loyalty Bonus

Investors on the Loyalty List (to be emailed) receive 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Refactor Games, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $1.08 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $108. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments.

PRESS

Venture Beat

Survios cofounder creates Refactor Games to build Football Simulator

View Article

Games Industry Biz

Refactor's gameplan for taking on Madden without an NFL license

View Article

PC Gamer

This football game is the hardest I've laughed this year

View Article

PC Gamer

Our simulated Super Bowl predicts record number of points scored and helmets knocked off

View Article

Show More Press

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

NATHAN: My name is Nathan Burba. Previously I founded Survios. I raised over $70 million and scaled it to one of the most prolific virtual reality companies in the world. Now I'm working on my second startup: Refactor Games and we think this company can be just as successful, if not more so, than Survios.

ARMAN: My name is Arman Megurditchian, Co-Founder and Art Director of Refactor Games.

JUSTIN: My name is Justin Hale and I'm an investor here with Refactor Games.

CHRIS: I'm Christopher Morabito and I'm the UI/UX Designer.

BEZAN: My name is Bezan Lilauwala and I'm an Engineer.

IAN: Hi I'm Ian and I'm an Associate Software Engineer here at Refactor Games.

NICHOLAS: I'm Nicholas Gathany and I'm a Senior Engineer at Refactor Games.

MARTY: I'm Marty Lange and I'm an Associate Engineer for Refactor Games.

NATHAN: So all of our games, they're all going to come out not only for consoles, not only for PC, not only for mobile, but in Virtual Reality as well.

So in Battleground Mars you'll be able to actually go onto the surface of Mars in Virtual Reality, battle 100 other players, get into vehicles, fly dropships, use the jet pack, all sorts of crazy mechanics.

Inside of Football Simulator, you'll actually be able to feel like what it feels like to get hit by a linebacker in the game which no one has ever been able to do before.

MARTY: I love the random interactions you get in gameplay. From the tackles to the crazy interceptions that can happen, or you know just the real competitive nature of it and having fun with friends, and just being an overall laid back, fun, enjoyable game.

NATHAN: Football Simulator and any game built on our Sports Physics Engine is fundamentally moddable.

That means that users at home are able to create mods like the NFL mod or the NCAA mod or a high school football mod- pretty much whatever they want. With Battleground Mars, we innovate by having public figures in the game. So, billionaires are essentially free IP that we can use to raise the awareness of our titles.

We also have a game that's heavily inspired by Dark Souls, Zelda, World of Warcraft, and some of our favorite multiplayer combat games.

CHRIS: It's a fantastic project. It's something that I've been wanting to work on for a very long time. It's, it's been getting some great reception by everyone at the office. We just had a bunch of playtests with it and everyone is just on fire when they play it.

BEZAN: Ah! (laughter) Okay guys, like, I'm like actually upset now. I don't really want to play anymore.

CHRIS: He went from not knowing how to play the game at all to just being the best one at it.

JUSTIN: I've played a lot of Elder Scrolls, I'm not gonna lie, Lord of the Rings rather.

NATHAN: At Refactor Games we build incredible new groundbreaking technology like the Sports Physics Engine, which allows us to release new products that can have success in the market. Football Simulator is the first product in a franchise of games that will include Basketball, Hockey, Soccer, Baseball, and more. And these products don't just come out of one platform. Each game that we release comes out on over 10 platforms.

So when you add all of these up, you have hundreds of SKUs that are bringing in revenue for the company.

Football Simulator was recently featured in PC Gamer. Jensen Huang, the CEO of Nvidia, saw that article and reached out of us to get the game on his Nvidia G Force Now streaming platform. This is indicative of how our company works. We release an indie game, then we get a lot of inbound from technology companies who want to work with us.

The global gaming market is projected to grow from $229bn in 2021 to $545bn in 2028. In order to meet that jump in demand, we're expanding our business development and technology teams. If you come join us as an investor, you get exclusive access to our unreleased games, our business development newsletter, and more.

Invest in Refactor Games today and become part of the future of video games.

Blooper:

IAN: Hi I'm Ian, and I am a sausage- [laughter] - I'm a sausage engineer.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:35 AM 03/02/2021
FILED 08:35 AM 03/02/2021
SR 20210760479 - File Number 5327829

CERTIFICATE OF INCORPORATION

OF

Refactor Games Inc.

FIRST. The name of the corporation is Refactor Games Inc.

SECOND. The corporation's registered office in the State of Delaware is located at 221 N. Broad Street, Suite 3A, Middletown DE 19709 in New Castle County. The name of its registered agent at such address is United States Corporation Agents, Inc.

THIRD. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of Delaware.

FOURTH. The total number of shares of all classes of stock which the corporation shall have authority to issue is 1,500,000 of which 1,000,000 shares of par value $0.001 per share shall be designated as Common Stock and 500,000 shares of par value $0.001 shall be designated as Preferred Stock. Shares of Preferred Stock may be issued in one or more series from time to time pursuant to a resolution or resolutions providing for such issue adopted by the Board of Directors (authority to do so being hereby expressly vested in the Board of Directors). The Board of Directors is further authorized to fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitation and restrictions thereof, of the shares of each series of Preferred Stock and the number of shares constituting any such series and the designation thereof, or any of the foregoing. The Board of Directors is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series of Preferred Stock, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof stated in the Certificate of Incorporation or the resolution of the Board of Directors originally fixing the number of shares of such series. If the number of shares of any series is so decreased, then the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series.

FIFTH. The incorporator of the corporation is LegalZoom.com, Inc., and its mailing address is 101 N. Brand Blvd., 11th Floor, Glendale, CA 91203.

SIXTH. In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the corporation is expressly authorized to adopt, amend or repeal bylaws of the corporation.

SEVENTH. Elections of directors need not be by written ballot except and to the extent provided in the bylaws of the corporation.

EIGHTH. The personal liability of the directors of the corporation for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent permitted by the General Corporation Law of Delaware. The corporation is authorized to indemnify, and advance expenses, to its officers, employees, other agents of the corporation and any other person to which the General Corporation Law of Delaware permits the corporation to provide indemnification to the fullest extent permitted by applicable law.

Any repeal or modification of this Section Eighth, by amendment of such section or by operation of law, shall not adversely affect any right or protection of a director, officer, employee or other agent of the corporation existing at the time of, or increase the liability of any such person with respect to any acts or omissions in their capacity as a director, officer, employee, or other agent of the corporation occurring prior to, such repeal or modification.

I, the undersigned, as the sole incorporator of the corporation, hereby declare and certify that this certificate of incorporation is my act and deed and that the facts stated in this Certificate of Incorporation are true.

Date: March 2, 2021

/s/ Cheyenne Moseley
LegalZoom.com, Inc., Incorporator
By: Cheyenne Moseley, Assistant Secretary

CERTIFICATE OF AMENDMENT
OF
THE CERTIFICATE OF INCORPORATION
OF
REFACTOR GAMES INC.

Refactor Games Inc. (the "**Corporation**"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That at a meeting of the Corporation's Board of Directors resolutions were duly adopted setting forth a proposed amendment of the Corporation's Certificate of Incorporation, filed with the Delaware Secretary of State on March 2, 2021 as last amended on February 18, 2022, declaring said amendment to be advisable and calling a meeting of the Corporation's stockholders for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Corporation's Certificate of Incorporation be amended by changing the Article thereof numbered "**Fourth**" so that, as amended, said Article shall be and read as follows:

> "The total number of shares of all classes of stock that the Corporation has authority to issue is 13,250,000 shares of common stock of the Corporation, $0.00001 par value per share, of which 8,100,000 shares are designated "Class A Common Stock" ("**Class A Common Stock**") and 5,150,000 are hereby designated "Class B Common Stock" ("**Class B Common Stock**," together with Class A Common Stock, collectively, "**Common Stock**"). The holders of Class A Common Stock are entitled to one vote for each share of Class A Common Stock on all matters and at all meetings of stockholders (and written consents in lieu of meetings). The holders of Class B Common Stock shall not have the right to vote on any matters put to a stockholder vote at meetings of stockholders (and written consents in lieu of meetings) except as required by law."

SECOND: That said amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware, such that the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: All other provisions of the Certificate of Incorporation of said Corporation shall remain in full force and effect.

[*Signature Page Follows*]

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:37 PM 01/26/2023
FILED 12:37 PM 01/26/2023
SR 20230267986 - File Number 5327829

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Nathan Burba, its President, this 26th day of January, 2023.

REFACTOR GAMES INC.

By:______________________

Name: Nathan Burba
Title: President